UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SPRINKLR, INC.

(Name of Issuer)

Class A Common Stock, par value $0.00003 per share

(Title of Class of Securities)

85208T107

(CUSIP Number)

Arrie R. Park

Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, California 94105

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif I. Azher

William Brentani

Fred de Albuquerque

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

April 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 85208T107

1.	Names of Reporting Persons. H&F Corporate Investors IX, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 68,951,466
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 68,951,466
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,951,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row(11) 41.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 85208T107

1.	Names of Reporting Persons. Hellman & Friedman Investors IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 68,951,466
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 68,951,466
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,951,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85208T107

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 68,951,466
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 68,951,466
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,951,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 85208T107

1.	Names of Reporting Persons. H&F Splash Holdings IX GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 68,951,466
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 68,951,466
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,951,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 85208T107

1.	Names of Reporting Persons. H&F Splash Holdings IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 68,951,466
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 68,951,466
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,951,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.5%
14.	Type of Reporting Person (See Instructions) PN

Explanatory Note

As disclosed on a Schedule 13G filed on February 11, 2022 by the Reporting Persons (as defined below), as of December 31, 2021, H&F Splash Holdings IX, L.P. (“H&F Splash Holdings IX”) directly held 1,413,501 shares of Class A common stock, par value $0.00003 per share (“Class A Common Stock”), of Sprinklr, Inc. (the “Issuer”), 55,589,960 shares of Class B common stock, par value $0.00003 per share (“Class B Common Stock”), and 2,500,000 warrants to purchase shares of Class B Common Stock, for a total beneficial ownership of 59,503,461 shares of common stock of the Issuer. This Schedule 13D is being filed by the Reporting Persons in connection with the purchase by H&F Splash Holdings IX of additional shares of Class A Common Stock. Going forward, H&F Splash Holdings IX and the other Reporting Persons will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.00003 per share (“Class A Common Stock”) of Sprinklr, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 29 West 35th Street, New York, NY 10001.

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of H&F Corporate Investors IX, Ltd. (“H&F IX”), Hellman & Friedman Investors IX, L.P. (“H&F Investors IX”), Hellman & Friedman Capital Partners IX, L.P. (“HFCP IX”), H&F Splash Holdings IX GP, LLC (“H&F Splash GP”) and H&F Splash Holdings IX, L.P. (“H&F Splash Holdings IX”, and together with H&F IX, H&F Investors IX, HFCP IX and H&F Splash GP, the “Reporting Persons”).

H&F IX is a Cayman Islands limited company whose principal business is serving as the general partner of H&F Investors IX as well as other partnerships. H&F Investors IX is a Cayman Islands limited partnership whose principal business is serving as the general partner of HFCP IX as well as other partnerships. HFCP IX is a Cayman Islands limited partnership who is the controlling member of H&F Splash GP and whose principal business is investing in securities. H&F Splash GP is a Delaware limited liability company whose principal business is serving as the general partner of H&F Splash Holdings IX. H&F Splash Holdings IX is a Delaware limited partnership whose principal business is investing in securities. The principal office of each of the Reporting Persons is located at 415 Mission Street, Suite 5700, San Francisco, CA 94105.

The Directors of H&F IX are Philip U. Hammarskjold, David R. Tunnell and Allen R. Thorpe. Current information concerning the identity and background of each director of H&F IX is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

In October 2020, H&F Splash Holdings IX purchased from the Issuer an aggregate of 10,810,810 shares of Series G-1 Preferred Stock of the Issuer, at a price of $9.25 per share, 9,090,909 shares of Series G-2 Preferred Stock of the Issuer, at a price of $11.00 per share, and warrants to purchase up to an aggregate of 2,500,000 shares of common stock of the Issuer with an exercise price of $10.00 per share, for an aggregate purchase price of approximately $200.0 million (the “Series G-1 / G-2 Preferred Stock Financing”).

In October 2020, in connection with the Series G-1 / G-2 Preferred Stock Financing, H&F Splash Holdings IX purchased from certain equity holders of the Issuer an aggregate of 32,557,691 shares of common stock and preferred stock of the Issuer, at a price of $9.25 per share, for an aggregate purchase price of approximately $301.2 million.

In December 2020, in connection with a tender offer conducted by the Issuer and certain existing equity holder of the Issuer, H&F Splash Holdings IX purchased from certain other equity holders of the Issuer an aggregate of 3,130,550 shares of common stock and preferred stock of the Issuer, at a price of $9.25 per share, for an aggregate purchase price of approximately $29.0 million.

In June 2021, in connection with the closing of the Issuer’s initial public offering of Class A Common Stock (the “IPO”), 44,681,862 shares of preferred stock of the Issuer held by H&F Splash Holdings IX automatically converted into shares of Class B Common Stock of the Issuer and 10,908,098 shares of common stock of the Issuer held by H&F Splash Holdings IX were reclassified into shares of Class B Common Stock of the Issuer.

In June, 2021, H&F Splash Holdings IX purchased 1,413,501 shares of Class A Common Stock of the Issuer in the IPO, at a price of $16.00 per share, for an aggregate purchase price of approximately $22.6 million.

On April 11, 2022, H&F Splash Holdings IX entered into a stock purchase agreement with Ragy Thomas, the Chief Executive Officer of the Issuer, whereby H&F Splash Holdings IX agreed to purchase 1,048,005 shares of Class B Common Stock of the Issuer, at a price of $14.79 per share, for an aggregate purchase price of approximately $15.5 million (the “Thomas Stock Purchase”). Pursuant to the Issuer’s certificate of incorporation, each share of Class B Common Stock of the Issuer automatically converted into one share of Class A Common Stock of the Issuer when transferred to H&F Splash Holdings IX in the transaction. The Thomas Stock Purchase closed on April 14, 2022.

On April 11, 2022, H&F Splash Holdings IX entered into a stock purchase agreement with certain entities affiliated with Iconiq Capital Management LLC, whereby H&F Splash Holdings IX agreed to purchase 8,400,000 shares of Class A Common Stock of the Issuer, at a price of $14.79 per share, for an aggregate purchase price of approximately $124.2 million (the “Iconiq Stock Purchase”). The Iconiq Stock Purchase closed on April 19, 2022.

The source of funds for each of the above purchases was capital contributions from investors of H&F Splash Holdings IX.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of common stock of the Issuer or any securities exercisable for or convertible into common stock of the Issuer, the Reporting Persons may at any time and from time to time directly or indirectly acquire additional shares of common stock or other securities of the Issuer, or dispose of any or all of its shares of common stock or other securities of the Issuer (including, without limitation, by distributing some or all of such shares or securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable). Each Reporting Person’s determination to make any such acquisitions or dispositions, in each such case, will depend upon a variety of factors, including, but not limited to, an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations. In addition, in connection with the foregoing, the Reporting Persons may engage in hedging or similar transactions with respect to securities of the Issuer, including but not limited to, swaps and other derivative instruments.

Currently, Tarim Wasim, Partner at Hellman & Friedman LLC, serves on the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons expect to engage in discussions with directors, officers, members of management and representatives of the Issuer, and may engage in discussions with stockholders, security holders or other interested parties, from time to time covering a range of topics concerning their investment and the Issuer, including operational, financial and strategic initiatives. Furthermore, without limitation, the Reporting Persons may also evaluate and discuss other ideas, that if effected, may relate to, or result in, any other matter listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 6 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) H&F Splash Holdings IX directly holds 10,861,506 shares of Class A Common Stock, 55,589,960 shares of Class B Common Stock and 2,500,000 warrants to purchase shares of Class B Common Stock, for a total exposure to 68,951,466 shares of common stock of the Issuer.

The Reporting Persons beneficially own an aggregate of 68,951,466 shares of Class A Common Stock, representing approximately 41.5% of the outstanding shares of Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Class A Common Stock is entitled to one vote per share and Class B Common Stock is entitled to ten votes per share. Class A Common Stock and Class B Common Stock, together with warrants to purchase Class B Common Stock held by the Reporting Persons equals 26.6% of the total common stock of the Issuer, assuming such warrants were exercised.

The ownership percentages are calculated based upon 106,971,567 shares of Class A Common Stock of the Issuer outstanding as of March 31, 2022, as reported in the annual report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on April 11, 2022, plus the 1,048,005 shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock in connection with the closing of the purchase under the Thomas Stock Purchase Agreement, plus shares of Class B Common Stock convertible and warrants exercisable at any time, in each such case, at the option of H&F Splash Holdings IX.

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Additionally, each share of Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Class A Common Stock upon any transfer and will convert automatically following the final conversion date, defined as the first trading day on or after the date on which the outstanding shares of Class B Common Stock represent less than 5.0% of the then outstanding Class A Common Stock and Class B Common Stock, subject to certain timing criteria.

Each of H&F IX (as the general partner of H&F Investors IX), H&F Investors IX (as the general partner of HFCP IX), HFCP IX (as the controlling member of H&F Splash GP) and H&F Splash GP (as general partner of H&F Splash Holdings IX), may also be deemed to beneficially own the shares of Class A Common Stock reported herein.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein. The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Registration Rights

Pursuant to the Issuer’s seventh amended and restated investors’ rights agreement entered into in October 7, 2020 (the “Investors’ Rights Agreement”) and in connection with the closing of the IPO, certain holders of the Issuer’s capital stock, including H&F Splash Holdings IX, were granted certain customary registration rights, including demand, piggy-back and shelf registration rights. The Investors’ Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

Additionally, H&F Splash Holdings IX, on not more than two occasions, is entitled to require the Issuer to file a registration statement with the SEC providing for the resale of at least 20% of such shares as are then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $20,000,000).

Letter Agreement

In October 2020, in connection with the Series G-1 / G-2 Preferred Stock Financing, the Issuer entered into a letter agreement with H&F Splash Holdings IX, pursuant to which, subject to certain exceptions, H&F Splash Holdings IX is entitled to nominate one individual for election to the Issuer’s board of directors and to serve as a member of the audit committee and the compensation committee of the Issuer’s board of directors so long as H&F Splash Holdings IX, together with its affiliates, owns 19,370,803 outstanding shares of capital stock of the Issuer.

The foregoing descriptions of the Investor’s Rights Agreement and Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of Investor’s Rights Agreement and Letter Agreement, each of which is filed as an exhibit hereto and incorporated herein by reference.

Except as described herein, the Reporting Persons have no contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Seventh Amended and Restated Investors’ Rights Agreement, dated October 7, 2020 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-256657), filed with the Securities and Exchange Commission on May 28, 2021).

C.

Letter Agreement, by and between the Issuer and H&F Splash Holdings IX, L.P., dated October 7, 2020 (incorporated herein by reference to Exhibit 10.25 to the Issuer’s Registration Statement on Form S-1 (File No. 333-256657), filed with the Securities and Exchange Commission on May 28, 2021).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2022

H&F CORPORATE INVESTORS IX, LTD.

By:	/s/ Tarim Wasim
Name: Tarim Wasim
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS IX, L.P.

By: H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name: Tarim Wasim
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS IX, L.P.

By: Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name: Tarim Wasim
Title: Vice President

H&F SPLASH HOLDINGS IX GP, LLC

By: Hellman & Friedman Capital Partners IX, L.P., its controlling member
By: Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name: Tarim Wasim
Title: Vice President

H&F SPLASH HOLDINGS IX, L.P.

By: H&F Splash Holdings IX GP, LLC, its: general partner
By: Hellman & Friedman Capital Partners IX, L.P., its controlling member
By: Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name: Tarim Wasim
Title: Vice President

[Schedule 13D Signature Page]

Annex A

Directors of H&F Corporate Investors IX, Ltd.

Set forth below is the name and principal occupation of each of the directors of H&F Corporate Investors IX, Ltd. Each of the following individuals is a United States citizen. The business address of each director is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, CA 94105.

Name	Principal Occupation
Philip U. Hammarskjold	Private Equity Investor, Hellman & Friedman LLC (“H&F”)

David R. Tunnell	Private Equity Investor, H&F

Allen R. Thorpe	Private Equity Investor, H&F

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned acknowledge and agree that the Statement on Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock of Sprinklr, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned that is named as a reporting person in such filing without the necessity of filing an additional joint filing agreement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: April 21, 2022

H&F CORPORATE INVESTORS IX, LTD.

By:	/s/ Tarim Wasim
Name: Tarim Wasim
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS IX, L.P.

By: H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name: Tarim Wasim
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS IX, L.P.

By: Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name: Tarim Wasim
Title: Vice President

H&F SPLASH HOLDINGS IX GP, LLC

By: Hellman & Friedman Capital Partners IX, L.P., its controlling member
By: Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name:	Tarim Wasim
Title:	Vice President

H&F SPLASH HOLDINGS IX, L.P.

By: H&F Splash Holdings IX GP, LLC, its: general partner
By: Hellman & Friedman Capital Partners IX, L.P., its controlling member
By: Hellman & Friedman Investors IX, L.P., its general partner
By: H&F Corporate Investors IX, Ltd., its general partner

By:	/s/ Tarim Wasim
Name:	Tarim Wasim
Title:	Vice President